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Colorado Hemp Honey

Legal Cannabis Business

41322 London Drive
Parker, CO 80138
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
Colorado Hemp Honey is seeking investment to renovate a new manufacturing kitchen, launch new products, and increase marketing.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Colorado Hemp Honey is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Sampling of our CBD Honeys Invest $1,000 or more to qualify. 10 of 10 remaining

A Sweet Deal!

Private Tour of Honey Bee Apiary and Hemp Farm Invest $5,000 or more to qualify. 10 of 10 remaining

Get up close and personal with the honey bees that help make Colorado Hemp Honey on our small farm in Parker, Colorado.

Order Online
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AT COLORADO HEMP HONEY QUALITY MATTERS...

As beekeepers and hemp farmers, us at Colorado Hemp Honey place the highest of values on the integrity and purity of our products.

At Colorado Hemp Honey, each of our ingredients in tested three times for purity and potency before it leaves our facility and reaches our customers.
Each one of our six flavors of Colorado Hemp Honey is certified as Glyphosate Residue Free by The Detox Project.
COLORADO HEMP HONEY GALLERY
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WELCOME TO COLORADO HEMP HONEY
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Quick overview of who we are and what we do.

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OUR MISSION

To create and share the most innovative natural products that support the health and wellness of individuals, communities and the eco-systems that help create them.

Building Trust
Simple Ingredients
Social and Environmental Support
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USE OF FUNDS

We will be investing in five key parts of our business to create a platform for growth over the upcoming years.

New Product Innovation: Innovation remains central to our success as a brand. We are continuing to look for and creating new and novel healing products that meet the needs of our clients.
Marketing and Advertising: Key to our success is to engage social media influencers to help create new customers through engaging content. We will continue to advertise in key digital and print channels that support our brand and message.
Secure supply chain: With greater buying power we secure better pricing on raw materials such as hemp, secure jars, lids, and labels that have been in short supply
Kitchen Renovations: We are building out a certified Good Manufacturing Practices (cGMP) honey packing facility on our farm. Many of our customers require a cGMP stamp of approval to bring products into stores.
Covid Reserve Funds: Used to help maintain an adequate cash reserve in the invent of future lock down or governmental restriction that negatively impact revenue.
THE FARM BEHIND COLORADO HEMP HONEY
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Meet the owner of Frangiosa Farms, Nick French, the makers of Colorado Hemp Honey.

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PRODUCTS
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OUR PRODUCTS

Colorado Hemp Honey is more than just regular hemp! Our honey is infused with full-spectrum hemp extract containing naturally occurring cannabinoids and terpenes. We use a proprietary blend of Colorado-grown hemp and triple test our batches for purity and potency.

Hemp Honey Jars & Sticks
Pet products
Hemp Infused Coffee
Topicals
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Q&A
What is Colorado Hemp Honey?

There is a connection between good quality soil, untainted plants and nutritious food. It is our family's conviction that you deserve this combination when it comes to ingredients for you and your family. Our ingredients are simple and there aren't too many of them; delicious raw, uncut and unfiltered honey from our hives in the Rocky Mountains is combined with our home-grown hemp which is picked and processed on our farm. Our unique proprietary method of mixing our farm-grown hemp into our raw honey enables the even distribution of the full-spectrum hemp extract that can be experienced in every spoonful of honey. As an added benefit, we have included organic, pure plant essences such as lemon, tangerine, ginger and turmeric: offering a tasty fusion of clean ingredients to help enrich your day. A simple food combination packed with goodness that can be enjoyed on toast, in tea or coffee or straight off the spoon at any time of day and to help ease the stresses and challenges we face in today's hectic lifestyle.

What is in Colorado Hemp Honey?

Colorado Hemp Honey is a combination of pure, raw honey, full spectrum hemp extract, and organic essential oils. CBD and other phytocannabinoids are naturally-occurring in full-spectrum hemp extract, but Colorado Hemp Honey is more than just CBD: it is also full of naturally occurring enzymes, omegas 3 & 6, and terpenes!

Do You Test Your Products for Potency and Purity?

We sure do. At Colorado Hemp Honey, each of our ingredients in tested three times for purity and potency before it leaves our facility and reaches our customers. 1.Each raw ingredients arrives at our facility with verifiable Certificates of Analysis provided by the manufacturer for purity and potency. 2.During the in-house production process, we test the ingredients a 2nd time to ensure potency. 3.After the finished product has been been created, we send that product off to a third-party testing facility to ensure potency for a third time.

What is Raw Hemp Honey Good For?

Our raw hemp honey is a superfood on its own and is a natural supplement to help create a well balanced lifestyle.

What is Colorado Hemp Honey?

There is a connection between good quality soil, untainted plants and nutritious food. It is our family's conviction that you deserve this combination when it comes to ingredients for you and your family. Our ingredients are simple and there aren't too many of them; delicious raw, uncut and unfiltered honey from our hives in the Rocky Mountains is combined with our home-grown hemp which is picked and processed on our farm. Our unique proprietary method of mixing our farm-grown hemp into our raw honey enables the even distribution of the full-spectrum hemp extract that can be experienced in every spoonful of honey. As an added benefit, we have included organic, pure plant essences such as lemon, tangerine, ginger and turmeric: offering a tasty fusion of clean ingredients to help enrich your day. A simple food combination packed with goodness that can be enjoyed on toast, in tea or coffee or straight off the spoon at any time of day and to help ease the stresses and challenges we face in today's hectic lifestyle.

What is in Colorado Hemp Honey?

Colorado Hemp Honey is a combination of pure, raw honey, full spectrum hemp extract, and organic essential oils. CBD and other phytocannabinoids are naturally-occurring in full-spectrum hemp extract, but Colorado Hemp Honey is more than just CBD: it is also full of naturally occurring enzymes, omegas 3 & 6, and terpenes!

Do You Test Your Products for Potency and Purity?

We sure do. At Colorado Hemp Honey, each of our ingredients in tested three times for purity and potency before it leaves our facility and reaches our customers. 1.Each raw ingredients arrives at our facility with verifiable Certificates of Analysis provided by the manufacturer for purity and potency. 2.During the in-house production process, we test the ingredients a 2nd time to ensure potency. 3.After the finished product has been been created, we send that product off to a third-party testing facility to ensure potency for a third time.

What is Raw Hemp Honey Good For?

Our raw hemp honey is a superfood on its own and is a natural supplement to help create a well balanced lifestyle.

What is Colorado Hemp Honey?

There is a connection between good quality soil, untainted plants and nutritious food. It is our family's conviction that you deserve this combination when it comes to ingredients for you and your family. Our ingredients are simple and there aren't too many of them; delicious raw, uncut and unfiltered honey from our hives in the Rocky Mountains is combined with our home-grown hemp which is picked and processed on our farm. Our unique proprietary method of mixing our farm-grown hemp into our raw honey enables the even distribution of the full-spectrum hemp extract that can be experienced in every spoonful of honey. As an added benefit, we have included organic, pure plant essences such as lemon, tangerine, ginger and turmeric: offering a tasty fusion of clean ingredients to help enrich your day. A simple food combination packed with goodness that can be enjoyed on toast, in tea or coffee or straight off the spoon at any time of day and to help ease the stresses and challenges we face in today's hectic lifestyle.

What is in Colorado Hemp Honey?

Colorado Hemp Honey is a combination of pure, raw honey, full spectrum hemp extract, and organic essential oils. CBD and other phytocannabinoids are naturally-occurring in full-spectrum hemp extract, but Colorado Hemp Honey is more than just CBD: it is also full of naturally occurring enzymes, omegas 3 & 6, and terpenes!

Do You Test Your Products for Potency and Purity?

We sure do. At Colorado Hemp Honey, each of our ingredients in tested three times for purity and potency before it leaves our facility and reaches our customers. 1.Each raw ingredients arrives at our facility with verifiable Certificates of Analysis provided by the manufacturer for purity and potency. 2.During the in-house production process, we test the ingredients a 2nd time to ensure potency. 3.After the finished product has been been created, we send that product off to a third-party testing facility to ensure potency for a third time.

What is Raw Hemp Honey Good For?

Our raw hemp honey is a superfood on its own and is a natural supplement to help create a well balanced lifestyle.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Nick French
Founder and Bee Shepherd

Nick French is the owner of Frangiosa Farms. He is a U.S. Marine Corps veteran and has gained knowledge through his time and travels in the U.S. Marine Corps and through traditional education. He has studied biology, tropical marine biology in Australia, microbiology, and finance. Nick is also passionate about urban farming and has a love of beekeeping that has grown over the years. He has been keeping bees since 2008 in urban farms, on rooftops, and in backyards. The farm that started it all, Frangiosa Farms, has over a hundred hives at the foothills of the Rocky Mountains.

Ali French
Business Development Manager

Ali has a career in sales, recruitment, and business development that spans the last 25 years. After graduating with a degree in Hispanic studies in the U.K., she traveled to Guatemala for three months where she met her husband, Nick. During her extensive career, she has helped bring franchisees on board, helped stores launch new products, conducted promotional campaigns, helped employees with sales and objections, lead recruitment efforts, lead product development and marketing, worked in international sales, and even owned a pet magazine!

Matt Seres
Marketing and Brand Manager

Matt was born in Detroit and raised in Denver and is also a graduate of University of Colorado at Denver. He has spent his career in the worlds of specialty, natural, and organic foods. He has been with the company since the summer of 2017 and enjoys spreading the word about bees and their importance in our food system. In his spare time, he supports the arts and historical communities in Denver and supports local artists and musicians across many non-profit endeavors.

Jared Brasel
National Sales Manager

Jared was born in Seattle, Washington, but grew up on the other side of the water in the small town of Bainbridge Island. Jared moved to San Diego in 2001 after graduating from Edmonds Community College to start his career and ultimately found his calling in Pet.

Jared started in the pet world working for a Distributor in 2005 and, in a few short years, moved on to work with a few different manufacturers, which broadened his selling into Petco and then into the Food Drug Mass segment. Jared soon realized he left his passion behind with the independents, so Jared looked to get back to his roots and was able to join Colorado Hemp Honey mid-September of 2019.

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PRESS
Colorado Hemp Farm Buzzes with Bees

Former U.S. Marine Nick French Dedicates Life to Hemp Farming and Beekeeping, Creates Nationally Renowned Wellness Products Made from Honey, CBD, and Medicinal Essential Oils. Photo courtesy of Heather Collins By Heather Collins Tucked away on the high plains of Southeast Denver, hemp farmer, entrepreneur, and 'bee shepherd' Nick French is starting his morning [...]

Colorado Hemp Honey is the Bee's Knees - Rootd

Colorado Hemp Honey - US Marine Corps Veteran Nick French is The Bee Shepherd, combining locally sourced hemp with honey from his farm.

Hemp Infused Honey Life Changing | The Modern Eater Network

The Modern Eater Show 04/14/18 Is the honey your buying at the store really honey? It's no secret that honey is good for your body in many ways, but that's only if it's really honey! There are many honey products on the market that are cut with corn syrup, and cooked to the point that [...]

Adopt Some Bees, Score All the Honey

We owe more than a third of all the food we grow on this planet to bees and other pollinators. ...

Colorado Hemp Honey Is the Bee's Knees — and a Healthy CBD Option

Nick French has a dozen beehives on seventy acres of a Colorado hemp farm. With these bees, he has harnessed the power of three super foods to create his Colorado Hemp Honey. Containing whole CBD hemp extract, as well as essential oils for flavoring and aroma therapy, the locally grown...

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2008
Opened

Frangiosa Farms was born and it all begins

2015
Incorporated

Colorado Hemp Honey started

2016

Our delicious Pet Tinctures launch

2017

Turmeric Black Pepper honey is created

2018

Our very first successful hemp harvest

2019

Expo West Nexty Award winners

2020

Our Pet bone broth line is created

2021

Elderberry Immune Support Honey is born

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12,000 people
Social Media Followers
5,000 sq. ft.
Floor Space
10 people
Employees
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Renovations $29,000
Marketing and Adverting $20,000
New Product Innovation $20,000

Secure supply chain $14,000

Covid Reserve Fund $15,700

Mainvest Compensation $6,300

Total $105,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,500,000 $1,725,000 $1,897,500 $2,030,325 $2,131,841

Cost of Goods Sold $350,000 $402,500 $442,750 $473,742 $497,429

Gross Profit $1,150,000 $1,322,500 $1,454,750 $1,556,583 $1,634,412

EXPENSES

Utilities $13,500 $13,837 $14,182 $14,536 $14,899

Salaries $525,000 $603,750 $664,125 $710,613 $746,143

Insurance $9,500 $9,737 $9,980 $10,229 $10,484

Equipment Lease $550 $563 $577 $591 $605

Repairs & Maintenance $15,000 $15,375 $15,759 $16,152 $16,555

Legal & Professional Fees $2,500 $2,562 $2,626 $2,691 $2,758

Promotions and Events $15,000 $15,375 $15,759 $16,152 $16,555

Farm Supplies $8,800 $9,020 $9,245 $9,476 $9,712

Taxes $25,000 $25,625 $26,265 $26,921 $27,594

License and Fees $2,500 $2,562 $2,626 $2,691 $2,758

Office Supplies and Equipment $20,000 $20,500 $21,012 $21,537 $22,075

Merchant and Band Fees $30,000 $30,750 $31,518 $32,305 $33,112

Travel $20,000 $20,500 $21,012 $21,537 $22,075

Advertising $50,000 $51,250 $52,531 $53,844 $55,190

Commissions $25,000 $25,625 $26,265 $26,921 $27,594

Consulting $15,000 $15,375 $15,759 $16,152 $16,555

Charitable Contributions $10,000 $10,250 $10,506 $10,768 $11,037

Operating Profit $362,650 $449,844 $515,003 $563,467 $598,711

This information is provided by Colorado Hemp Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $105,000

Maximum Raise $215,000

Amount Invested $0

Investors 0

Investment Round Ends March 25th, 2022

Summary of Terms

Legal Business Name Milagro Foods LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1%-2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2029

Financial Condition

Historical milestones

Colorado Hemp Honey has been operating since June 2015 and has since achieved the following milestones:

Opened location in Parker, Colorado

Achieved revenue of $224k in 2017, which then grew to $2.9M in 2019.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Colorado Hemp Honey to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Colorado Hemp Honey operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Colorado Hemp Honey competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Colorado Hemp Honey's core business or the inability to compete successfully against the with other competitors could negatively affect Colorado Hemp Honey's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Colorado Hemp Honey's management or vote on and/or influence any managerial decisions regarding Colorado Hemp Honey. Furthermore, if the founders or other key personnel of Colorado Hemp Honey were to leave Colorado Hemp Honey or become unable to work, Colorado Hemp Honey (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Colorado Hemp Honey and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Colorado Hemp Honey is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Colorado Hemp Honey might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Colorado Hemp Honey is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Colorado Hemp Honey

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Colorado Hemp Honey's financial performance or ability to continue to operate. In the event Colorado Hemp Honey ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Colorado Hemp Honey nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Colorado Hemp Honey will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Colorado Hemp Honey is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Colorado Hemp Honey will carry some insurance, Colorado Hemp Honey may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Colorado Hemp Honey could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Colorado Hemp Honey's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Colorado Hemp Honey's management will coincide: you both want Colorado Hemp Honey to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Colorado Hemp Honey to act conservative to make sure they are best equipped to repay the Note obligations, while Colorado Hemp Honey might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Colorado Hemp Honey needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Colorado Hemp Honey or management), which is responsible for monitoring Colorado Hemp Honey's compliance with the law. Colorado Hemp Honey will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Colorado Hemp Honey is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Colorado Hemp Honey fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Colorado Hemp Honey, and the revenue of Colorado Hemp Honey can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Colorado Hemp Honey to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Colorado Hemp Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Colorado Hemp Honey isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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